UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **October 30, 2024**



Service Corporation International

(Exact name of registrant as specified in its charter)

Texas	**1-6402-1**	**74-1488375**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1929 Allen Parkway	**Houston**	**Texas**	**77019**
(Address of principal executive offices)			(Zip Code)

Registrant's telephone number, including area code   **(713) 522-5141**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter) . ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock ($1 par value)	**SCI**	**New York Stock Exchange**

Item 2.02 Results of Operations and Financial Condition

On October 30, 2024, Service Corporation International issued a press release reporting its financial results for the three and nine months ended September 30, 2024. A copy of this press release, dated October 30, 2024, is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits

(d) The following exhibits are included with this report

Exhibit No.	Description
99.1	Press Release, dated October 30, 2024 reporting financial results for the three and nine months ended September 30, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

October 30, 2024   Service Corporation International

By: /s/ Eric D. Tanzberger

Eric D. Tanzberger

Executive Vice President

Chief Financial Officer

Exhibit 99.1

SERVICE CORPORATION INTERNATIONAL
ANNOUNCES THIRD QUARTER 2024 FINANCIAL RESULTS

Conference call on Thursday, October 31, 2024, at 8:00 a.m. Central Time.

HOUSTON, Texas, October 30, 2024 . . . Service Corporation International (NYSE: SCI), the largest provider of deathcare products and services in North America, today reported results for the third quarter of 2024.

Third Quarter Highlights:
- Revenue grew $12.1 million over the third quarter of 2023
- Earnings per share was $0.81 compared to $0.80 in the third quarter of 2023
- Adjusted earnings per share was $0.79 compared to $0.78 in the third quarter of 2023
- Net cash provided by operating activities grew 16% to $263.8 million in the current year quarter compared to $227.8 million in the prior year quarter
- Net cash provided by operating activities excluding special items grew 18% to $269.0 million in the current year quarter compared to $227.8 million in the prior year quarter
- Comparable core funeral sales average grew 2.1% in the current quarter
- Acquisition spend during the quarter was $123 million compared to $33 million in the third quarter of 2023

Tom Ryan, the Company's Chairman and CEO, commented on the third quarter performance:

"Today we reported adjusted earnings per share of $0.79 and net cash provided by operating activities excluding special items of $269 million. We are excited to see the positive impact in funeral revenue from our new marketing agreement with our new preferred preneed insurance provider, which launched during the quarter. Additionally, we are pleased both funeral and cemetery gross profit were relatively stable versus the prior year third quarter with modest revenue growth reflecting our continued focus on managing fixed costs.

We also had a very active quarter on the acquisition front including premier locations in major metropolitan markets. We invested $123 million adding 10 funeral homes and 2 cemeteries, including one combination location. We are excited to welcome these new associates to the SCI family. Additionally, we invested $31 million in real estate transactions for the expansion of funeral homes and cemeteries.

In 2025, we are targeting a return to the high end of our 8-12% long-term growth framework. We remain committed to our long-term growth strategy to grow revenue, leverage our unparalleled scale, and invest our capital wisely to enhance shareholder value. We would not be able to achieve this without our 25,000 associates and their unwavering commitment to providing excellent service to our client families."

Details of our third quarter 2024 financial results and the unaudited consolidated financial statements can be found in the Appendix at the end of this press release. The table below summarizes our key financial results.

(Dollars in millions, except for per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2024	**2023**	**2024**	**2023**
Revenue	$ 1,014.0	$ 1,001.9	$ 3,093.4	$ 3,044.0
Operating income	$ 212.4	$ 223.0	$ 665.5	$ 702.1
Net income attributable to common stockholders	$ 117.8	$ 122.0	$ 367.3	$ 398.9
Diluted earnings per share	$ 0.81	$ 0.80	$ 2.50	$ 2.60
Earnings excluding special items [1]	$ 115.3	$ 119.1	$ 363.1	$ 390.9
Diluted earnings per share excluding special items [1]	$ 0.79	$ 0.78	$ 2.47	$ 2.55
Diluted weighted average shares outstanding	146.2	152.3	147.0	153.6
Net cash provided by operating activities	$ 263.8	$ 227.8	$ 680.8	$ 591.5
Net cash provided by operating activities excluding special items [1]	$ 269.0	$ 227.8	$ 709.0	$ 604.8

(1) Earnings excluding special items, diluted earnings per share excluding special items, and net cash provided by operating activities excluding special items are non-GAAP financial measures. These items are also referred to as "adjusted earnings per share" and "adjusted operating cash flow". A reconciliation from net income attributable to common stockholders, diluted earnings per share, and net cash provided by operating activities in accordance with generally accepted accounting principles in the United States (GAAP) can be found later in this press release under the headings "Cash Flow and Capital Spending" and "Non-GAAP Financial Measures" in the Appendix at the end of this press release.

- Diluted earnings per share was $0.81 in the third quarter of 2024 compared to $0.80 in the third quarter of 2023. The current year quarter was favorably impacted by $3.5 million of net gains on divestitures and impairment charges. The prior year quarter was favorably impacted primarily by $2.5 million of net gains on divestitures and impairment charges. Diluted earnings per share excluding special items was $0.79 in the third quarter of 2024 compared to $0.78 in the third quarter of 2023. Gross profit for both funeral and cemetery were flat, while a lower share count and a lower tax rate more than offset increased corporate general and administrative expense, resulting from changes in our stock price on our long-term incentive compensation plan, and slightly higher interest expense.

- Net cash provided by operating activities grew $36.0 million to $263.8 million in the third quarter of 2024 compared to $227.8 million in the third quarter of 2023. The current year was impacted by payments related to legal matters that were expensed in 2022 of $5.2 million. Net cash provided by operating activities, excluding special items, grew $41.2 million to $269.0 million in the third quarter of 2024 compared to $227.8 million in the third quarter of 2023. Favorable changes in preneed working capital, supported by stronger preneed cash receipts, more than offset an increase in cash interest payments and lower operating income.

OUTLOOK FOR 2024

Our current outlook for the fourth quarter of 2024 for adjusted earnings per share is $1.00 to $1.10, representing expected growth of approximately 8-18% compared to $0.93 of adjusted earnings per share in the fourth quarter of 2023. This fourth quarter guidance range yields an annual adjusted earnings per share range of $3.47 to $3.57, compared to the previous expectation of the lower half of a prior $3.50 to $3.80 range.

In conjunction with our expectation of continued strength in our operating cash flow and coupled with the strong fourth quarter growth anticipated in adjusted earnings per share stated above, we are raising the midpoint of our full year 2024 adjusted operating cash flow guidance from $930 million to $950 million with a revised guidance range of $940 million to $960 million (previous range of $900 million to $960 million).

Our full year 2024 outlook for maintenance capital expenditures remains unchanged at approximately $325 million. The forecast for cash taxes includes the impact of a change in a tax accounting method related to our cemetery segment, which will defer cash taxes into future years. Our outlook for net cash provided by operating activities also excludes special items relating to the payments of certain estimated legal charges of $64.6 million recognized in the fourth quarter of 2022.

(Dollars in millions, except per share amounts)	Q4 2024 Outlook	2024 Outlook
Diluted earnings per share excluding special items [1]	$1.00 - $1.10	$3.47 - $3.57
Net cash provided by operating activities excluding special items and cash taxes [1]	$240 - $255	$965 - $980
Cash taxes	$5 - $10	$20 - $25
Net cash provided by operating activities excluding special items [1]	$230 - $250	$940 - $960
Capital improvements at existing field locations	~ $35	$125
Development of cemetery property	~ $40	$165
Digital investments and corporate	~ $5	$35
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	~ $80	$325

(1) Diluted earnings per share excluding special items and net cash provided by operating activities excluding special items are non-GAAP financial measures. We normally reconcile these non-GAAP financial measures from diluted earnings per share and net cash provided by operating activities; however, diluted earnings per share and net cash provided by operating activities calculated in accordance with GAAP are not currently accessible on a forward-looking basis. Our outlook for 2024 excludes the following because this information is not currently available for 2024: Expenses net of insurance recoveries related to weather events and hurricanes, gains or losses associated with asset divestitures, gains or losses associated with the early extinguishment of debt, potential tax reserve adjustments and IRS payments and/or refunds, acquisition and integration costs, system implementation and transition costs, and potential costs or cash outflows associated with estimated litigation charges or legal settlements or the recognition of receivables for insurance recoveries associated with litigation, or deferred tax payments. The foregoing items could materially impact our forward-looking diluted earnings per share and/or our net cash provided by operating activities calculated in accordance with GAAP.

CONFERENCE CALL AND WEBCAST

We will host a conference call on Thursday, October 31, 2024, at 8:00 a.m. Central Time. A question and answer session will follow a brief presentation made by management. The conference call dial-in numbers are (888) 317-6003 (US) or (412) 317-6061 (International) with the passcode of 8508625. The conference call will also be broadcast live via the Internet and can be accessed through our website at www.sci-corp.com. A replay of the conference call will be available through November 7, 2024 and can be accessed at (877) 344-7529 (US) or (412) 317-0088 (International) with the passcode of 2356545. Additionally, a replay of the conference call will be available on our website for approximately three months.

ABOUT SERVICE CORPORATION INTERNATIONAL

Service Corporation International (NYSE: SCI), headquartered in Houston, Texas, is North America's leading provider of funeral, cemetery and cremation services, as well as final-arrangement planning in advance, serving more than 600,000 families each year. Our diversified portfolio of brands provides families and individuals a full range of choices to meet their needs, from simple cremations to full life celebrations and personalized remembrances. Our Dignity Memorial® brand is the name families turn to for professionalism, compassion, and attention to detail that is second to none. At September 30, 2024, we owned and operated 1,495 funeral service locations and 494 cemeteries (of which 307 are combination locations) in 44 states, eight Canadian provinces, the District of Columbia, and Puerto Rico. For more information about Service Corporation International, please visit our website at www.sci-corp.com. For more information about Dignity Memorial®, please visit www.dignitymemorial.com.

For additional information contact: InvestorRelations@sci-us.com

Investors:	Allie O'Connor - Assistant Vice President / Investor Relations	(713) 525-9088
	Trey Bocage - Director / Investor Relations	(713) 525-3454
Media:	Jay Andrew - Assistant Vice President / Corporate Communications	(713) 525-3468

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The statements in this press release that are not historical facts are forward-looking statements made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. These statements may be accompanied by words such as "believe," "estimate," "project," "expect," "anticipate," "predict," or other similar words that convey the uncertainty of future events or outcomes. The absence of these words, however, does not mean that the statements are not forward-looking. These statements are based on assumptions that we believe are reasonable; however, many important factors could cause our actual results in the future to differ materially from the forward-looking statements made herein and in any other documents or oral presentations made by us, or on our behalf. Important factors, which could cause actual results to differ materially from those in forward-looking statements include, among others, the following:

- Our affiliated trust funds own investments in securities, which are affected by market conditions that are beyond our control.
- We may be required to replenish our affiliated funeral and cemetery trust funds to meet minimum funding requirements, which would have a negative effect on our earnings and cash flow.
- Our ability to execute our strategic plan depends on many factors, some of which are beyond our control.
- We may be adversely affected by the effects of inflation.
- Our results may be adversely affected by significant weather events, natural disasters, catastrophic events, or public health crises.
- Our credit agreements contain covenants that may prevent us from engaging in certain transactions.
- If we lost the ability to use surety bonding to support our preneed activities, we may be required to make material cash payments to fund certain trust funds.
- The financial condition of third-party life insurance companies that fund our preneed contracts may impact our future revenue.
- Unfavorable publicity could affect our reputation and business.
- Our failure to attract and retain qualified sales personnel could have an adverse effect on our business and financial condition.
- We use a combination of insurance, self-insurance, and large deductibles in managing our exposure to certain inherent risks; therefore, we could be exposed to unexpected costs that could negatively affect our financial performance.
- Declines in overall economic conditions beyond our control could reduce future potential earnings and cash flows and could result in future impairments to goodwill and/or other intangible assets.
- Any failure to maintain the security of the information relating to our customers, their loved ones, our associates, and our vendors could damage our reputation, could cause us to incur substantial additional costs and to become subject to litigation, and could adversely affect our operating results, financial condition, or cash flow.
- Our Canadian business exposes us to operational, economic, and currency risks.
- Our level of indebtedness could adversely affect our cash flows, our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and may prevent us from fulfilling our obligations under our indebtedness.
- A failure of a key information technology system or process could disrupt and adversely affect our business.
- The funeral and cemetery industry is competitive.
- If the number of deaths in our markets declines, our cash flows and revenue may decrease. Changes in the number of deaths are not predictable from market to market or over the short term.
- If we are not able to respond effectively to changing consumer preferences, our market share, revenue, and/or profitability could decrease.
- The continuing upward trend in life expectancy and the number of cremations performed in North America could result in lower revenue, operating profit, and cash flows.
- Our funeral and cemetery businesses are high fixed-cost businesses.
- Risks associated with our supply chain could materially adversely affect our financial performance.
- Regulation and compliance could have a material adverse impact on our financial results.
- Unfavorable results of litigation could have a material adverse impact on our financial statements.
- Cemetery burial practice claims could have a material adverse impact on our financial results.
- The application of unclaimed property laws by certain states to our preneed funeral and cemetery backlog could have a material adverse impact on our liquidity, cash flows, and financial results.
- Changes in taxation, or the interpretation of tax laws or regulations, as well as the inherent difficulty in quantifying potential tax effects of business decisions could have a material adverse effect on the results of our operations, financial condition, or cash flows.

For further information on these and other risks and uncertainties, see our Securities and Exchange Commission filings, including our 2023 Annual Report on Form 10-K. Copies of this document as well as other SEC filings can be obtained from our website at www.sci-corp.com. We assume no obligation and make no undertaking to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us whether as a result of new information, future events, or otherwise.

Consolidated Statement of Operations (Unaudited)

(Dollars in thousands, except per share amounts)	Three Months Ended		Nine Months Ended	
	September 30,		September 30,	
	2024	2023	2024	2023
Revenue	$ 1,013,958	$ 1,001,859	$ 3,093,356	$ 3,043,982
Cost of revenue	(761,319)	(748,176)	(2,308,589)	(2,239,737)
Gross profit	252,639	253,683	784,767	804,245
Corporate general and administrative expenses	(43,732)	(33,213)	(124,055)	(112,294)
Gains on divestitures and impairment charges, net	3,515	2,542	4,755	10,187
Operating income	212,422	223,012	665,467	702,138
Interest expense	(65,804)	(61,512)	(194,540)	(174,904)
Losses on early extinguishment of debt	(25)	—	(25)	(1,114)
Other income, net	2,815	128	7,002	2,647
Income before income taxes	149,408	161,628	477,904	528,767
Provision for income taxes	(31,547)	(39,585)	(110,549)	(129,543)
Net income	117,861	122,043	367,355	399,224
Net income attributable to noncontrolling interests	(34)	(72)	(61)	(302)
Net income attributable to common stockholders	$ 117,827	$ 121,971	$ 367,294	$ 398,922
Basic earnings per share:				
Net income attributable to common stockholders	$ 0.81	$ 0.81	$ 2.53	$ 2.63
Basic weighted average number of shares	144,706	150,630	145,421	151,654
Diluted earnings per share:				
Net income attributable to common stockholders	$ 0.81	$ 0.80	$ 2.50	$ 2.60
Diluted weighted average number of shares	146,223	152,289	146,978	153,554

Consolidated Balance Sheet (Unaudited)

(Dollars in thousands, except share amounts)

		September 30, 2024		December 31, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	185,420	$	221,557
Receivables, net		80,955		97,939
Inventories		34,571		33,597
Income tax receivable		52,487		122,183
Other		35,661		23,010
Total current assets		389,094		498,286
Preneed receivables, net and trust investments		6,766,755		6,191,912
Cemetery property		2,113,801		2,020,846
Property and equipment, net		2,564,241		2,480,099
Goodwill		2,084,790		1,977,186
Deferred charges and other assets, net		1,324,768		1,247,830
Cemetery perpetual care trust investments		2,162,902		1,939,241
Total assets	$	17,406,351	$	16,355,400
LIABILITIES & EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	658,837	$	685,759
Current maturities of long-term debt		84,349		63,341
Total current liabilities		743,186		749,100
Long-term debt		4,743,679		4,649,155
Deferred revenue, net		1,750,755		1,703,509
Deferred tax liability		655,486		638,106
Other liabilities		506,388		464,935
Deferred receipts held in trust		5,225,878		4,670,884
Care trusts' corpus		2,153,178		1,938,238
Equity:				
Common stock, $1 per share par value, 500,000,000 shares authorized, 149,741,975 and 148,297,042 shares issued, respectively, and 144,979,108 and 146,323,340 shares outstanding, respectively		144,979		146,323
Capital in excess of par value		972,511		937,596
Retained earnings		492,294		432,454
Accumulated other comprehensive income		17,391		24,891
Total common stockholders' equity		1,627,175		1,541,264
Noncontrolling interests		626		209
Total equity		1,627,801		1,541,473
Total liabilities and equity	$	17,406,351	$	16,355,400

Consolidated Statement of Cash Flows (Unaudited)

(Dollars in thousands)	Nine months ended September 30,	
	2024	**2023**
Cash flows from operating activities:		
Net income	$ 367,355	$ 399,224
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on early extinguishment of debt	25	1,114
Depreciation and amortization	153,932	141,228
Amortization of intangibles	12,759	14,158
Amortization of cemetery property	70,431	71,892
Amortization of loan costs	5,365	5,133
Provision for expected credit losses	9,693	6,997
Provision for deferred income taxes	15,243	166,786
Gains on divestitures and impairment charges, net	(4,755)	(10,187)
Share-based compensation	12,042	11,786
Change in assets and liabilities, net of effects from acquisitions and divestitures:		
Decrease in receivables	11,366	11,781
Decrease (increase) in other assets	12,464	(161,687)
Increase (decrease) in payables and other liabilities	20,768	(21,961)
Effect of preneed sales production and maturities:		
Increase in preneed receivables, net and trust investments	(139,876)	(162,087)
Increase in deferred revenue, net	83,331	105,923
Increase in deferred receipts held in trust	50,652	11,358
Net cash provided by operating activities	680,795	591,458
Cash flows from investing activities:		
Capital expenditures	(276,837)	(267,752)
Business acquisitions, net of cash acquired	(161,865)	(72,535)
Real estate acquisitions	(53,329)	(41,084)
Proceeds from divestitures and sales of property and equipment	21,632	22,713
Payments for Company-owned life insurance policies	(3,009)	(8,050)
Proceeds from Company-owned life insurance policies and other	2,673	10,119
Other investing activities	(13,864)	—
Net cash used in investing activities	(484,599)	(356,589)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	1,336,137	737,433
Debt issuance costs	(15,246)	(7,471)
Scheduled payments of debt	(18,421)	(16,402)
Early payments and extinguishment of debt	(1,210,024)	(490,973)
Principal payments on finance leases	(27,524)	(25,678)
Proceeds from exercise of stock options	42,898	16,106
Purchase of Company common stock	(197,511)	(340,279)
Payments of dividends	(130,811)	(125,543)
Bank overdrafts and other	(10,253)	(9,362)
Net cash used in financing activities	(230,755)	(262,169)
Effect of foreign currency	(1,566)	(298)
Net decrease in cash, cash equivalents, and restricted cash	(36,125)	(27,598)
Cash, cash equivalents, and restricted cash at beginning of period	224,761	204,524
Cash, cash equivalents, and restricted cash at end of period	$ 188,636	$ 176,926

Consolidated Segment Results

(See definitions of revenue line items later in this appendix.)

(Dollars in millions, except funeral services performed and average revenue per service)	Three months ended September 30,		Nine months ended September 30,	
	2024	2023	2024	2023
Consolidated funeral:				
Atneed revenue	$ 289.1	$ 283.0	$ 887.8	$ 884.8
Matured preneed revenue	173.8	172.3	542.5	533.7
Core revenue	462.9	455.3	1,430.3	1,418.5
Non-funeral home revenue	23.2	21.9	69.8	63.7
Non-funeral home preneed sales revenue	26.9	32.0	85.1	109.1
Core general agency and other revenue	53.0	45.6	151.3	138.6
Total revenue	$ 566.0	$ 554.8	$ 1,736.5	$ 1,729.9
Gross profit	$ 107.9	$ 109.7	$ 340.2	$ 374.8
Gross profit percentage	19.1 %	19.8 %	19.6 %	21.7 %
Funeral services performed	85,743	85,139	266,140	268,414
Average revenue per service	$ 5,669	$ 5,605	$ 5,637	$ 5,522

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2024	2023	2024	2023
Consolidated cemetery:				
Atneed property revenue	$ 34.7	$ 35.5	$ 105.0	$ 105.9
Atneed merchandise and service revenue	72.3	74.7	219.4	222.5
Total atneed revenue	107.0	110.2	324.4	328.4
Recognized preneed property revenue	203.4	214.6	628.2	626.0
Recognized preneed merchandise and service revenue	103.6	93.1	301.8	269.1
Total recognized preneed revenue	307.0	307.7	930.0	895.1
Core revenue	414.0	417.9	1,254.4	1,223.5
Other cemetery revenue	34.0	29.2	102.5	90.6
Total revenue	$ 448.0	$ 447.1	$ 1,356.9	$ 1,314.1
Gross profit	$ 144.8	$ 143.9	$ 444.6	$ 429.5
Gross profit percentage	32.3 %	32.2 %	32.8 %	32.7 %

Comparable Funeral Results

The table below details comparable funeral results of operations ("same store") for the three months ended September 30, 2024 and 2023. We consider comparable funeral operations to be those businesses owned for the entire period beginning January 1, 2023 and ending September 30, 2024.

(Dollars in millions, except average revenue per service and average revenue per contract sold)	Three months ended September 30,			
	2024	**2023**	**Var**	**%**
Comparable funeral revenue:				
Atneed revenue [1]	$ 283.3	$ 280.2	$ 3.1	1.1 %
Matured preneed revenue [2]	172.1	170.8	1.3	0.8 %
Core revenue [3]	455.4	451.0	4.4	1.0 %
Non-funeral home revenue [4]	22.3	21.8	0.5	2.3 %
Non-funeral home preneed sales revenue [5]	26.5	32.0	(5.5)	(17.2)%
Core general agency and other revenue [6]	52.7	45.1	7.6	16.9 %
Total comparable revenue	$ 556.9	$ 549.9	$ 7.0	1.3 %
Comparable gross profit	$ 107.4	$ 108.9	$ (1.5)	(1.4)%
Comparable gross profit percentage	19.3 %	19.8 %	(0.5)%	
Comparable funeral services performed:				
Atneed	44,978	45,761	(783)	(1.7)%
Matured preneed	25,163	25,189	(26)	(0.1)%
Total core	70,141	70,950	(809)	(1.1)%
Non-funeral home	13,663	13,520	143	1.1 %
Total comparable funeral services performed	83,804	84,470	(666)	(0.8)%
Comparable core cremation rate	56.8 %	56.5 %	0.3 %	
Total comparable cremation rate [7]	63.7 %	63.3 %	0.4 %	
Comparable funeral average revenue per service:				
Atneed	$ 6,299	$ 6,123	$ 176	2.9 %
Matured preneed	6,839	6,781	58	0.9 %
Total core	6,493	6,357	136	2.1 %
Non-funeral home	1,632	1,612	20	1.2 %
Total comparable average revenue per service	$ 5,700	$ 5,597	$ 103	1.8 %
Comparable funeral preneed sales production:				
Total preneed sales	$ 292.3	$ 314.5	$ (22.2)	(7.1)%
Core contracts sold	34,573	36,862	(2,289)	(6.2)%
Non-funeral home contracts sold	22,991	25,294	(2,303)	(9.1)%
Core average revenue per contract sold	$ 6,435	$ 6,417	$ 18	0.3 %
Non-funeral home average revenue per contract sold	$ 3,037	$ 3,081	$ (44)	(1.4)%

(1) Atneed revenue represents merchandise and services sold and delivered or performed once death has occurred.

(2) Matured preneed revenue represents merchandise and services sold on a preneed contract through our core funeral homes, which have been delivered or performed as well as the related merchandise and service trust fund income and other insurance benefits.

(3) Core revenue represents the sum of merchandise and services sold on an atneed contract or preneed contract, which were delivered or performed once death has occurred through our core funeral homes.

(4) Non-funeral home revenue represents services sold on a preneed or atneed contract through one of our non-funeral home sales channels (e.g. SCI Direct) and performed once death has occurred.

(5) Non-funeral home preneed sales revenue represents travel protection, net and merchandise sold on a preneed contract that is delivered before death has occurred and general agency revenue from our non-funeral home sales channel.

(6) Core general agency and other revenue primarily comprises core general agency revenue, which is commissions we receive from third-party insurance companies for life insurance policies sold to preneed customers for the purpose of funding preneed arrangements and core travel protection preneed sales, net.

(7) Total comparable cremation rate includes the impact of cremation services through our non-funeral sales channel (e.g. SCI Direct).

- Total comparable funeral revenue increased by $7.0 million, or 1.3%, as an increase of $4.4 million in core funeral revenue and a $7.6 million increase in core general agency and other revenue was offset by a $5.5 million decrease in non-funeral home preneed sales revenue.

- Core funeral revenue increased by $4.4 million, or 1.0%, primarily due to a favorable 2.1% increase in core average revenue per service partially offset by a 1.1% decrease in core funeral services performed. The core cremation rate increased 30 basis points to 56.8%.

- Non-funeral home preneed sales revenue decreased by $5.5 million, or 17.2%, primarily due to a decline of non-funeral home preneed sales production decrease of $8.1 million, or 10.4%, impacted by our transition from trust to insurance-funded contracts.

- Core general agency and other revenue grew $7.6 million, primarily due to growth in general agency revenue from higher commission rates, primarily as a result of our new preneed insurance marketing agreement.

- Comparable funeral gross profit decreased by $1.5 million to $107.4 million and the gross profit percentage decreased 50 basis points from 19.8% to 19.3%. The stability in gross profit, in light of modest revenue growth, reflects our continued focus on managing our fixed cost structure.

- Comparable preneed funeral sales production decreased by $22.2 million, or 7.1%, in the third quarter of 2024 compared to 2023. Core preneed sales production decreased by $14.1 million, or 6.0%, primarily due to the transition to our new preneed insurance provider. Non-funeral home preneed sales production decreased $8.1 million, or 10.4%, primarily due to our transition from trust to insurance-funded contracts.

Comparable Cemetery Results

The table below details comparable cemetery results of operations ("same store") for the three months ended September 30, 2024 and 2023. We consider comparable cemetery operations to be those businesses owned for the entire period beginning January 1, 2023 and ending September 30, 2024.

(Dollars in millions)	Three months ended September 30,			
	2024	2023	Var	%
Comparable cemetery revenue:				
Atneed property revenue	$ 34.5	$ 35.5	$ (1.0)	(2.8)%
Atneed merchandise and service revenue	72.1	74.6	(2.5)	(3.4)%
Total atneed revenue [1]	106.6	110.1	(3.5)	(3.2)%
Recognized preneed property revenue	202.8	214.4	(11.6)	(5.4)%
Recognized preneed merchandise and service revenue	103.3	93.0	10.3	11.1 %
Total recognized preneed revenue [2]	306.1	307.4	(1.3)	(0.4)%
Core revenue [3]	412.7	417.5	(4.8)	(1.1)%
Other revenue [4]	33.9	29.1	4.8	16.5 %
Total comparable revenue	$ 446.6	$ 446.6	$ —	— %
Comparable gross profit	$ 144.9	$ 144.3	$ 0.6	0.4 %
Comparable gross profit percentage	32.4 %	32.3 %	0.1 %	
Comparable cemetery preneed and atneed sales production:				
Property	$ 232.2	$ 244.3	$ (12.1)	(5.0)%
Merchandise and services	186.8	185.4	1.4	0.8 %
Discounts and other	—	(4.8)	4.8	100.0 %
Preneed and atneed sales production	$ 419.0	$ 424.9	$ (5.9)	(1.4)%
Preneed sales production	$ 314.1	$ 322.0	$ (7.9)	(2.5)%
Recognition rate [5]	98.5 %	98.3 %		

(1) Atneed revenue represents property, merchandise, and services sold and delivered or performed once death has occurred.

(2) Recognized preneed revenue represents property, merchandise, and services sold on a preneed contract, which were delivered or performed as well as the related merchandise and service trust fund income.

(3) Core revenue represents the sum of property, merchandise, and services that have been delivered or performed as well as the related merchandise and service trust fund income.

(4) Other revenue is primarily related to endowment care trust fund income, royalty income, and interest and finance charges earned from customer receivables on preneed installment contracts.

(5) Represents the ratio of current period core revenue stated as a percentage of current period preneed and atneed sales production.

- Total comparable cemetery revenue in the third quarter of 2024 was flat to prior year at $446.6 million as a decrease in core revenue of $4.8 million was offset by an increase in other revenue of $4.8 million.

- Core revenue was lower by $4.8 million primarily as a result of a $3.5 million decline in atneed revenue combined with a $1.3 million decrease in total recognized preneed revenue. Growth in recognized preneed merchandise and service revenue of $10.3 million from higher quality sales averages maturing out of the backlog was offset by a decline of $11.6 million in recognized preneed property revenue.

- Other revenue was higher by $4.8 million, or 16.5%, compared to the prior year quarter primarily from an increase in endowment care trust fund income related to the expansion of our total return investment strategy in certain states.

- Comparable cemetery gross profit increased slightly by $0.6 million to $144.9 million, and the gross profit percentage increased from 32.3% to 32.4%. This growth in gross profit on relatively flat revenue reflects our continued focus on managing our fixed cost structure.

- Comparable preneed cemetery sales production decreased $7.9 million, or 2.5%, primarily due to a decline in large sales, while our core production was relatively flat.

Other Financial Results

- *Corporate general and administrative expenses* were $43.7 million in the third quarter of 2024 compared to the third quarter of 2023 of $33.2 million. The current year third quarter was pressured by long-term incentive compensation plan expenses that were impacted by the growth in our stock price. Conversely, during the prior year third quarter we saw a decline in our stock price benefiting our long-term incentive compensation plan expenses.

- *Interest expense* increased $4.3 million to $65.8 million in the third quarter of 2024 primarily due to higher average balances quarter over quarter on our floating rate debt.

- The GAAP effective income tax rate for the third quarter of 2024 was 21.1%, down from 24.5% in the prior year quarter. Our adjusted effective tax rate was 20.9% in the third quarter of 2024 compared to 25.1% in the prior year quarter. The lower effective tax rate in the current period was primarily due to more excess tax benefits recognized on the settlement of employee share-based awards.

Cash Flow and Capital Spending

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2024	2023	2024	2023
Net cash provided by operating activities	$ 263.8	$ 227.8	$ 680.8	$ 591.5
Payments for certain legal matters	5.2	—	28.2	13.3
Net cash provided by operating activities excluding special items	$ 269.0	$ 227.8	$ 709.0	$ 604.8
Cash taxes included in net cash provided by operating activities	$ 4.0	$ 3.8	$ 15.8	$ 79.7

Net cash provided by operating activities excluding special items grew $41.2 million to $269.0 million in the third quarter of 2024 compared to $227.8 million in the third quarter of 2023. Favorable working capital of approximately $54 million, including higher cash receipts from installment payments on preneed cemetery and funeral contracts and other working capital changes, more than offset an increase in cash interest payments and $11 million of lower operating income.

(Dollars in millions)	Three months ended September 30,		Nine months ended September 30,	
	2024	2023	2024	2023
Capital improvements at existing field locations	$ 37.0	$ 28.1	$ 91.3	$ 82.7
Development of cemetery property	43.8	40.8	122.4	111.8
Digital investments and corporate	7.6	12.9	32.0	47.5
Total maintenance, cemetery development, and other capital expenditures (Maintenance capital expenditures)	$ 88.4	$ 81.8	$ 245.7	$ 242.0
Growth capital expenditures/construction of new funeral service locations	12.6	8.9	31.1	25.8
Total capital expenditures	$ 101.0	$ 90.7	$ 276.8	$ 267.8

Total capital expenditures increased in the current quarter by $10.3 million, primarily due to higher capital improvements at existing field locations and spend on development of cemetery property, slightly offset by expected lower spend on digital investments and corporate.

Trust Fund Returns

Total trust fund returns include realized and unrealized gains and losses and dividends and are shown gross without netting of certain fees. A summary of our consolidated trust fund returns as of September 30, 2024 is set forth below:

	Three Months	Nine Months
Preneed funeral	5.8%	12.7%
Preneed cemetery	6.1%	13.2%
Cemetery perpetual care	6.1%	12.4%
Combined trust funds	6.0%	12.8%

Non-GAAP Financial Measures

Earnings excluding special items and diluted earnings per share excluding special items shown above are non-GAAP financial measures. We believe these non-GAAP financial measures provide a consistent basis for comparison between quarters and years, and better reflect the performance of our core operations, as they are not influenced by certain income or expense items not affecting operations. We also believe these measures help facilitate comparisons to our competitors' operating results.

Set forth below is a reconciliation of our reported net income attributable to common stockholders to earnings excluding special items and our GAAP diluted earnings per share to diluted earnings per share excluding special items. We do not intend for this information to be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

(Dollars in millions, except diluted EPS)	Three months ended September 30,			
	2024		2023	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 117.8	$ 0.81	$ 122.0	$ 0.80
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(3.5)	(0.02)	(2.5)	(0.02)
Tax effect from significant items	1.1	—	0.5	0.01
Change in uncertain tax reserves and other	(0.1)	—	(0.9)	(0.01)
Earnings excluding special items and diluted earnings per share excluding special items	$ 115.3	$ 0.79	$ 119.1	$ 0.78
Diluted weighted average shares outstanding		146.2		152.3

(Dollars in millions, except diluted EPS)	Nine months ended September 30,			
	2024		2023	
	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income attributable to common stockholders, as reported	$ 367.3	$ 2.50	$ 398.9	$ 2.60
Pre-tax reconciling items:				
Gains on divestitures and impairment charges, net	(4.8)	(0.03)	(10.2)	(0.07)
Losses on early extinguishment of debt	—	—	1.1	0.01
Tax effect from significant items	1.6	—	2.5	0.02
Change in uncertain tax reserves and other	(1.0)	—	(1.4)	(0.01)
Earnings excluding special items and diluted earnings per share excluding special items	$ 363.1	$ 2.47	$ 390.9	$ 2.55
Diluted weighted average shares outstanding		147.0		153.6